Exhibit 99.1
Dole plc Reports Third Quarter 2025 Financial Results
DUBLIN – November 10, 2025 - Dole plc (NYSE: DOLE) ("Dole" or the "Group" or the "Company") today released its financial results for the three and nine months ended September 30, 2025.
Highlights for the three months ended September 30, 2025:
•Positive third quarter performance, positioning the Company to deliver a strong full year result for 2025
•Revenue of $2.3 billion, an increase of 10.5% (an increase of 8.2% on a like-for-like basis1)
•Net Income decreased to $13.8 million, due to a loss in discontinued operations2
•Adjusted EBITDA3 of $80.8 million, strong performance in Diversified segments partially offset anticipated temporary decline in Fresh Fruit
•Adjusted Net Income3 of $15.0 million and Adjusted Diluted EPS3 of $0.16
•Proceeds received from sale of Fresh Vegetables division contributed to decrease in Net Debt3 to $664.5 million
•Board authorization granted in November 2025 for share repurchases up to $100 million in the aggregate
Financial Highlights - Unaudited

	Three Months Ended		Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

	(U.S. Dollars in millions, except per share amounts)
Revenue	2,279	2,062	6,807	6,308
Income from Continuing Operations	24.1	15.1	121.1	142.7
Net Income	13.8	21.5	76.0	175.0
Net Income attributable to Dole plc	5.1	14.4	54.0	164.7
Diluted EPS from Continuing Operations	0.16	0.08	1.03	1.39
Diluted EPS	0.05	0.15	0.56	1.73
Adjusted EBITDA[2]	80.8	82.1	322.7	317.6
Adjusted Net Income[2]	15.0	18.0	101.3	105.6
Adjusted Diluted EPS[2]	0.16	0.19	1.06	1.11
Commenting on the results, Carl McCann, Executive Chairman, said:
“We are pleased to report a good outcome for the third quarter of 2025. Our Diversified Fresh Produce segments delivered excellent results, partially offsetting an anticipated decline in Fresh Fruit in the quarter.
The momentum within the overall business gives us confidence that our full year Adjusted EBITDA should be at the upper end of our targeted range of $380 million to $390 million.
In August, we were pleased to successfully complete the sale of the Fresh Vegetables Division, providing us with greater flexibility in our capital allocation strategy. As part of this strategy, our Board of Directors has granted authorization for the Group to opportunistically repurchase up to $100 million of its ordinary shares”
1 Like-for-like basis refers to the measure excluding the impact of foreign currency translation movements and acquisitions and divestitures. Refer to the Appendix and "Supplemental Reconciliation of Prior Year Segment Results to Current Year Segment Results" for further detail on these impacts and the calculation of like-for-like basis variances.
2 Fresh Vegetables results are reported separately as discontinued operations, net of income taxes, in our condensed consolidated statements of operations, its assets and liabilities are separately presented in our condensed consolidated balance sheets, and its cash flows are presented separately in our condensed consolidated statements of cash flows for all periods presented. Unless otherwise noted, our discussion of our results included herein, outlook and all supplementary tables, including non-GAAP financial measures, are presented on a continuing operations basis.
3 Dole plc reports its financial results in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). See full GAAP financial results in the appendix. Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings Per Share, Net Debt, Net Leverage and Free Cash Flow from Continuing Operations are non-GAAP financial measures. Refer to the appendix of this release for an explanation and reconciliation of these and other non-GAAP financial measures used in this release to comparable GAAP financial measures.

Group Results - Third Quarter
Revenue increased 10.5%, or $216.5 million, primarily due to positive operational performance across all segments and a favorable impact from foreign currency translation of $56.1 million, offset partially by a net negative impact from acquisitions and divestitures of $8.6 million. On a like-for-like basis, revenue increased 8.2%, or $169.1 million.
Net Income decreased 35.7%, or $7.7 million, to $13.8 million. This decrease was due to a loss of $10.2 million in discontinued operations (Fresh Vegetables) primarily due to a loss on disposal of the business of $14.7 million ($11.2 million, net of tax). There was also an associated non-cash fair value charge of $8.2 million on fixed assets excluded from the sale. These decreases were partially offset by insurance proceeds of $10.0 million recognized in the period, increases related to fair value adjustments of financial instruments and higher earnings in equity method investments.
Adjusted EBITDA decreased 1.6%, or $1.3 million, primarily driven by decreases in the Fresh Fruit segment, partially offset by strong performance in the Diversified Fresh Produce - EMEA and Diversified Fresh Produce - Americas & ROW segments, as well as a favorable impact of foreign currency translation of $2.4 million. On a like-for-like basis, Adjusted EBITDA decreased 5.1%, or $4.2 million.
Adjusted Net Income decreased 16.7%, or $3.0 million, predominantly due to the decreases in Adjusted EBITDA noted above and higher depreciation expense, partially offset by lower tax expense. Adjusted Diluted EPS for the three months ended September 30, 2025 was $0.16 compared to $0.19 in the prior year.
Selected Segmental Financial Information (Unaudited)

	Three Months Ended
	September 30, 2025		September 30, 2024

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$890,356	$27,153	$798,781	$42,904
Diversified Fresh Produce - EMEA	997,802	40,740	899,639	30,363
Diversified Fresh Produce - Americas & ROW	419,991	12,876	390,057	8,805
Intersegment	(29,234)	—	(26,063)	—
Total	$2,278,915	$80,769	$2,062,414	$82,072

	Nine Months Ended
	September 30, 2025		September 30, 2024

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$2,741,092	$163,240	$2,474,461	$182,958
Diversified Fresh Produce - EMEA	2,990,686	117,384	2,698,088	99,017
Diversified Fresh Produce - Americas & ROW	1,169,752	42,085	1,222,996	35,617
Intersegment	(94,784)	—	(87,666)	—
Total	$6,806,746	$322,709	$6,307,879	$317,592
Fresh Fruit
Revenue increased 11.5%, or $91.6 million, primarily due to higher worldwide volumes of bananas, pineapples and plantains sold, as well as higher worldwide pricing of bananas, pineapples and plantains.
Adjusted EBITDA decreased 36.7%, or $15.8 million, primarily driven by higher fruit costs in bananas, due both to higher overall sourcing costs in the market and higher fruit costs following Tropical Storm Sara that impacted Honduras in November 2024. In the quarter, we also experienced higher fruit sourcing costs in pineapples, partially driven by climatic conditions, higher sourcing costs in plantains and lower profits in commercial cargo.

Diversified Fresh Produce – EMEA
Revenue increased 10.9%, or $98.2 million, primarily due to a favorable impact from foreign currency translation of $56.8 million, as a result of the strengthening of the Swedish krona, Euro and British pound against the U.S. Dollar, as well as strong underlying performance in Scandinavia, Spain and the Netherlands. These increases were partially offset by a net negative impact from acquisitions and divestitures of $8.6 million. On a like-for-like basis, revenue increased 5.6%, or $50.0 million.
Adjusted EBITDA increased 34.2%, or $10.4 million, primarily driven by increases in earnings in Scandinavia, Spain, the Netherlands and South Africa, as well as a favorable impact from foreign currency translation of $2.8 million. On a like-for-like basis, Adjusted EBITDA increased 24.4%, or $7.4 million.
Diversified Fresh Produce – Americas & ROW
Revenue increased 7.7%, or $29.9 million, primarily due to revenue growth in most commodities sold in the North American market, particularly in kiwi and berries.
Adjusted EBITDA increased 46.2%, or $4.1 million, driven by improved performance in the southern hemisphere export business, primarily due to positive final liquidations of the prior export season, as well as continued good performance in the North America market across commodities.
Capital Expenditures
Cash capital expenditures from continuing operations for the nine months ended September 30, 2025 were $93.1 million, including the buyout of two vessel finance leases of $36.1 million that were already reflected within Net Debt as of December 31, 2024. Other expenditures included investments in warehouse and logistics assets, particularly in Northern Europe, vessel dry dockings, farming investments and ongoing investments in IT assets. Additions through finance leases from continuing operations were $14.9 million for the nine months ended September 30, 2025.
Free Cash Flow from Continuing Operations and Net Debt
Free cash flow from continuing operations was an outflow of $66.2 million for the nine months ended September 30, 2025. Free cash flow was primarily driven by normal seasonal impacts. There were outflows from receivables based on higher revenue and timing of collections. Net Debt and Net Leverage as of September 30, 2025 was $664.5 million and 1.7x, respectively.
Sale of Fresh Vegetables
On August 5, 2025, we completed the sale of our Fresh Vegetables division to Arable Capital Partners for total consideration of $140.0 million, comprising approximately $90.0 million in cash and a $50.0 million seller note, as well as a $10.0 million potential earn-out. Net cash proceeds received of $68.0 million, after transaction adjustments, were primarily utilized to reduce the amount outstanding on our Revolving Credit Facility.
Share Repurchase Program
On November 7, 2025, the Board of Directors authorized a share repurchase program under which the Company may repurchase up to $100.0 million in the aggregate of its ordinary shares. Shares may be repurchased from time to time through open-market transactions or other methods permitted under applicable securities laws. The timing and volume of repurchases will be at the discretion of the Company's management.
Outlook for Fiscal Year 2025 (forward-looking statement)
We are pleased that our broadly based business model has delivered year-on-year Adjusted EBITDA growth for the first nine months. The momentum within our overall business gives us confidence that our full year Adjusted EBITDA should be at the upper end of our targeted range of $380 million to $390 million.
For financial year 2025, we are reducing our guidance for routine capital expenditure to approximately $85 million, and we continue to expect full year interest expense to be approximately $67 million.

Dividend
On November 7, 2025, the Board of Directors of Dole plc declared a cash dividend for the third quarter of 2025 of $0.085 per share, payable on January 6, 2026 to shareholders of record on December 9, 2025. A cash dividend of $0.085 per share was paid on October 6, 2025 for the second quarter of 2025.
About Dole plc
A global leader in fresh produce, Dole plc produces, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 85 countries, our goal is to make the world a healthier and a more sustainable place.
Webcast and Conference Call Information
Dole plc will host a conference call and simultaneous webcast at 08:00 a.m. Eastern Time today to discuss the third quarter 2025 financial results. The webcast can be accessed at www.doleplc.com/investor-relations or directly at
https://events.q4inc.com/attendee/341503416.
Forward-looking information
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions, and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
Investor Contact:
James O'Regan, Head of Investor Relations, Dole plc
james.oregan@doleplc.com
+353 1 887 2794
Media Contact:
Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130

Appendix
Condensed Consolidated Statements of Operations - Unaudited

	Three Months Ended		Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,278,915	$2,062,414	$6,806,746	$6,307,879
Cost of sales	(2,123,734)	(1,898,375)	(6,251,072)	(5,748,577)
Gross profit	155,181	164,039	555,674	559,302
Selling, marketing, general and administrative expenses	(123,621)	(115,829)	(366,341)	(351,383)
Gain on disposal of businesses	143	—	552	75,945
Gain on asset sales	842	1,573	13,966	1,901
Impairment of goodwill	—	—	—	(36,684)
Impairment and asset write-downs of property, plant and equipment and lease assets	(8,394)	(2,049)	(8,576)	(3,326)
Operating income	24,151	47,734	195,275	245,755
Other income (expense), net	12,614	(4,541)	(6,450)	9,458
Interest income	3,478	2,632	9,473	8,335
Interest expense	(16,641)	(17,473)	(51,339)	(54,209)
Income from continuing operations before income taxes and equity earnings	23,602	28,352	146,959	209,339
Income tax expense	(6,100)	(15,524)	(49,182)	(75,385)
Equity method earnings	6,559	2,303	23,352	8,711
Income from continuing operations	24,061	15,131	121,129	142,665
(Loss) income from discontinued operations, net of income taxes	(10,236)	6,384	(45,156)	32,351
Net income	13,825	21,515	75,973	175,016
Net income attributable to noncontrolling interests	(8,720)	(7,113)	(21,990)	(10,354)
Net income attributable to Dole plc	$5,105	$14,402	$53,983	$164,662

Income (loss) per share - basic:
Continuing operations	$0.16	$0.08	$1.04	$1.39
Discontinued operations	(0.11)	0.07	(0.47)	0.34
Net income per share attributable to Dole plc - basic	$0.05	$0.15	$0.57	$1.73

Income (loss) per share - diluted:
Continuing operations	$0.16	$0.08	$1.03	$1.39
Discontinued operations	(0.11)	0.07	(0.47)	0.34
Net income per share attributable to Dole plc - diluted	$0.05	$0.15	$0.56	$1.73

Weighted-average shares:
Basic	95,163	94,990	95,139	94,950
Diluted	95,979	95,614	95,835	95,395

Condensed Consolidated Statements of Cash Flows - Unaudited

	Nine Months Ended
	September 30, 2025	September 30, 2024

Operating Activities	(U.S. Dollars in thousands)
Net income	$75,973	$175,016
Loss (income) from discontinued operations, net of taxes	45,156	(32,351)
Income from continuing operations	121,129	142,665
Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities - continuing operations:
Depreciation and amortization	83,645	72,632
Impairment of goodwill	—	36,684
Impairment and asset write-downs of property, plant and equipment	8,576	3,326
Net gain on sale of assets	(13,966)	(1,901)
Net gain on sale of businesses	(552)	(75,945)
Net loss (gain) on financial instruments	22,365	(723)
Stock-based compensation expense	5,000	6,090
Equity method earnings	(23,352)	(8,711)
Noncash debt refinancing expenses	1,921	—
Amortization of debt discounts and debt issuance costs	4,733	6,255
Deferred tax benefit (expense)	2,075	(12,353)
Pension and other postretirement benefit plan expense	4,535	1,982
Dividends received from equity method investments	8,744	4,994
Gain on insurance proceeds	(11,542)	(527)
Other	(1,337)	705
Changes in operating assets and liabilities:
Receivables, net of allowances	(203,434)	(89,014)
Inventories	(5,583)	(9,136)
Prepaids, other current assets and other assets	(244)	(4,032)
Accounts payable, accrued liabilities and other liabilities	24,228	33,255
Net cash provided by operating activities - continuing operations	26,941	106,245
Investing activities
Sales of assets	12,093	2,825
Capital expenditures	(93,101)	(56,788)
Proceeds from sale of businesses, net of transaction costs and cash transferred	68,515	117,735
Insurance proceeds	19,550	527
Purchases of investments	(2)	(262)
Purchases of unconsolidated affiliates	(2,055)	(504)
Acquisitions, net of cash acquired	(2,489)	(930)
Other	(22)	(1,908)
Net cash provided by investing activities - continuing operations	2,489	60,695
Financing activities
Proceeds from borrowings and overdrafts	1,533,582	1,273,561
Repayments on borrowings and overdrafts and payment of debt refinancing fees	(1,516,208)	(1,425,422)
Dividends paid to shareholders	(24,171)	(22,899)
Dividends paid to noncontrolling interests	(22,917)	(23,157)
Other noncontrolling interest activity, net	—	78
Payment of contingent consideration	(1,015)	(996)
Net cash used in financing activities - continuing operations	(30,729)	(198,835)
Effect of foreign exchange rate changes on cash	17,988	1,613
Net cash (used in) provided by operating activities - discontinued operations	(27,109)	23,397
Net cash used in investing activities - discontinued operations	(6,626)	(6,139)
Cash (used in) provided by discontinued operations, net	(33,735)	17,258
Decrease in cash and cash equivalents	(17,046)	(13,023)
Cash and cash equivalents at beginning of period, including discontinued operations	331,719	277,005
Cash and cash equivalents at end of period, including discontinued operations	$314,673	$263,982
Supplemental cash flow information:
Income tax payments, net of refunds	$(71,546)	$(62,743)
Interest payments on borrowings	$(48,438)	$(50,376)

Condensed Consolidated Balance Sheets - Unaudited

	September 30, 2025	December 31, 2024

ASSETS	(U.S. Dollars and shares in thousands)
Cash and cash equivalents	$314,673	$330,017
Short-term investments	6,299	6,019
Trade receivables, net of allowances for credit losses of $21,387 and $19,493, respectively	584,581	473,511
Grower advance receivables, net of allowances for credit losses of $34,496 and $29,304, respectively	166,634	104,956
Other receivables, net of allowances for credit losses of $14,782 and $15,248, respectively	154,055	125,951
Inventories, net of allowances of $4,085 and $4,178, respectively	448,863	430,168
Prepaid expenses	68,330	68,918
Other current assets	20,708	15,111
Fresh Vegetables current assets held for sale	—	281,990
Other assets held for sale	1,653	1,419
Total current assets	1,765,796	1,838,060
Long-term investments	14,198	14,630
Investments in unconsolidated affiliates	142,712	129,322
Actively marketed property	55,887	45,778
Property, plant and equipment, net of accumulated depreciation of $605,881 and $502,062, respectively	1,118,915	1,120,366
Operating lease right-of-use assets	352,708	341,722
Goodwill	449,180	429,590
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $132,626 and $118,956, respectively	20,502	25,238
Other assets	140,962	112,893
Deferred tax assets, net	85,695	82,484
Total assets	$4,452,835	$4,446,363
LIABILITIES AND EQUITY
Accounts payable	$706,669	$648,591
Income taxes payable	36,516	42,753
Accrued liabilities	489,299	443,145
Bank overdrafts	14,706	11,443
Current portion of long-term debt, net	57,445	80,097
Current maturities of operating leases	68,192	64,357
Payroll and other tax	26,348	28,056
Contingent consideration	4,652	3,399
Pension and other postretirement benefits	18,114	18,491
Fresh Vegetables current liabilities held for sale	—	214,387
Dividends payable and other current liabilities	38,428	14,696
Total current liabilities	1,460,369	1,569,415
Long-term debt, net	899,299	866,075
Operating leases, less current maturities	290,290	280,896
Deferred tax liabilities, net	76,720	84,712
Income taxes payable, less current portion	—	6,210
Contingent consideration, less current portion	1,202	4,007
Pension and other postretirement benefits, less current portion	129,617	129,870
Other long-term liabilities	75,479	70,260
Total liabilities	$2,932,976	$3,011,445

Redeemable noncontrolling interests	32,568	35,554
Stockholders’ equity:
Common stock — $0.01 par value; 300,000 shares authorized; 95,163 and 95,041 shares outstanding as of September 30, 2025 and December 31, 2024, respectively	952	950
Additional paid-in capital	800,225	801,099
Retained earnings	687,242	657,430
Accumulated other comprehensive loss	(108,529)	(166,180)
Total equity attributable to Dole plc	1,379,890	1,293,299
Equity attributable to noncontrolling interests	107,401	106,065
Total equity	1,487,291	1,399,364
Total liabilities, redeemable noncontrolling interests and equity	$4,452,835	$4,446,363

Reconciliation from Net Income to Adjusted EBITDA - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended		Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

	(U.S. Dollars in thousands)
Net income (Reported GAAP)	$13,825	$21,515	$75,973	$175,016
Loss (income) from discontinued operations, net of income taxes	10,236	(6,384)	45,156	(32,351)
Income from continuing operations (Reported GAAP)	24,061	15,131	121,129	142,665
Income tax expense	6,100	15,524	49,182	75,385
Interest expense	16,641	17,473	51,339	54,209
Mark to market (gains) losses	(1,000)	6,301	22,069	1,217
Gain on asset sales	—	(66)	(11,178)	(35)
Gain on disposal of businesses	(143)	—	(552)	(75,945)
Impairment of goodwill	—	—	—	36,684
Asset write-downs, net of insurance proceeds	(8,257)	(992)	(11,874)	(2,691)
Impairment of property, plant and equipment and lease assets	8,208	—	8,208	—
Other items[4,5]	795	9	4,078	(18)
Adjustments from equity method investments	3,280	2,504	629	6,964
Adjusted EBIT (Non-GAAP)	49,685	55,884	233,030	238,435
Depreciation	27,022	22,616	78,331	66,852
Amortization of intangible assets	1,845	1,621	5,314	5,780
Depreciation and amortization adjustments from equity method investments	2,217	1,951	6,034	6,525
Adjusted EBITDA (Non-GAAP)	$80,769	$82,072	$322,709	$317,592

4 For the three months ended September 30, 2025 and September 30, 2024, other items is primarily comprised of various immaterial items.
5 For the nine months ended September 30, 2025, other items is primarily comprised of $3.2 million of net debt refinancing expenses and other various immaterial items. For the nine months ended September 30, 2024, other items is primarily comprised of various immaterial items.

Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item. Refer to the following pages for supplementary reconciliations on these items.

	Three Months Ended		Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income attributable to Dole plc (Reported GAAP)	$5,105	$14,402	$53,983	$164,662
Loss (income) from discontinued operations, net of income taxes	10,236	(6,384)	45,156	(32,351)
Income from continuing operations attributable to Dole plc	15,341	8,018	99,139	132,311
Adjustments:
Amortization of intangible assets	1,845	1,621	5,314	5,780
Mark to market (gains) losses	(1,000)	6,301	22,069	1,217
Gain on asset sales	—	(66)	(11,178)	(35)
Gain on disposal of businesses	(143)	—	(552)	(75,945)
Impairment of goodwill	—	—	—	36,684
Asset write-downs, net of insurance proceeds	(8,257)	(992)	(11,874)	(2,691)
Impairment of property, plant and equipment and lease assets	8,208	—	8,208	—
Other items[6,7]	795	9	4,078	(18)
Adjustments from equity method investments	272	531	(7,160)	1,782
Income tax on items above and discrete tax items	(2,361)	3,393	(4,492)	18,500
NCI impact of items above	318	(781)	(2,302)	(11,968)
Adjusted Net Income for Adjusted EPS calculation (Non-GAAP)	$15,018	$18,034	$101,250	$105,617

Adjusted earnings per share – basic (Non-GAAP)	$0.16	$0.19	$1.06	$1.11
Adjusted earnings per share – diluted (Non-GAAP)	$0.16	$0.19	$1.06	$1.11
Weighted average shares outstanding – basic	95,163	94,990	95,139	94,950
Weighted average shares outstanding – diluted	95,979	95,614	95,835	95,395

6 For the three months ended September 30, 2025 and September 30, 2024, other items is primarily comprised of various immaterial items.
7 For the nine months ended September 30, 2025, other items is primarily comprised of $3.2 million of net debt refinancing expenses and other various immaterial items. For the nine months ended September 30, 2024, other items is primarily comprised of various immaterial items.

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended September 30, 2025 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating items[8]	Operating Income
Reported (GAAP)	$2,278,915	(2,123,734)	155,181	6.8%	(123,621)	(7,409)	$24,151
Loss (income) from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		1,845	—	1,845
Mark to market (gains) losses	—	(381)	(381)		—	—	(381)
Gain on asset sales	—	—	—		—	—	—
Gain on disposal of businesses	—	—	—		—	(143)	(143)
Asset write-downs, net of insurance proceeds	—	1,731	1,731		—	—	1,731
Impairment of property, plant and equipment and lease assets	—	—	—		—	8,208	8,208
Other items	—	—	—		795	—	795
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact of items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,278,915	(2,122,384)	156,531	6.9%	(120,981)	656	$36,206

	Three Months Ended September 30, 2024 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating items[9]	Operating Income
Reported (GAAP)	$2,062,414	(1,898,375)	164,039	8.0%	(115,829)	(476)	$47,734
Loss (income) from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		1,621	—	1,621
Mark to market (gains) losses	—	270	270		—	—	270
Gain on asset sales	—	—	—		—	(66)	(66)
Gain on disposal of businesses	—	—	—		—	—	—
Impairment of goodwill	—	—	—		—	—	—
Asset write-downs, net of insurance proceeds	—	(992)	(992)		—	—	(992)
Other items	—	6	6		—	—	6
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact of items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,062,414	(1,899,091)	163,323	7.9%	(114,208)	(542)	$48,573
8 Other operating items for the three months ended September 30, 2025 is primarily comprised of asset write-downs and impairment charges on property, plant and equipment of $8.4 million, offset partially by gain on asset sales of $0.8 million and a gain on disposal of businesses of $0.1 million, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.
9 Other operating items for the three months ended September 30, 2024 is primarily comprised impairment and asset write-downs of property, plant, and equipment of $2.0 million, offset partially by a gain on asset sales of disposal of businesses of $1.6 million, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.

	Three Months Ended September 30, 2025 (U.S. Dollars in thousands)
	Other (expense) income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	(Loss) income from discontinued operations, net of income taxes
Reported (GAAP)	$12,614	3,478	(16,641)	(6,100)	6,559	24,061	(10,236)
Loss (income) from discontinued operations, net of income taxes	—	—	—	—	—	—	10,236
Amortization of intangible assets	—	—	—	—	—	1,845	—
Mark to market (gains) losses	(619)	—	—	—	—	(1,000)	—
Gain on asset sales	—	—	—	—	—	—	—
Gain on disposal of businesses	—	—	—	—	—	(143)	—
Asset write-downs, net of insurance proceeds	(9,988)	—	—	—	—	(8,257)	—
Impairment of property, plant and equipment and lease assets	—	—	—	—	—	8,208	—
Other items	—	—	—	—	—	795	—
Adjustments from equity method investments	—	—	—	—	272	272	—
Income tax on items above and discrete tax items	—	—	—	(2,310)	(51)	(2,361)	—
NCI impact of items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$2,007	3,478	(16,641)	(8,410)	6,780	23,420	$—

	Three Months Ended September 30, 2024 (U.S. Dollars in thousands)
	Other (expense) income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	(Loss) income from discontinued operations, net of income taxes
Reported (GAAP)	$(4,541)	2,632	(17,473)	(15,524)	2,303	15,131	6,384
Loss (income) from discontinued operations, net of income taxes	—	—	—	—	—	—	(6,384)
Amortization of intangible assets	—	—	—	—	—	1,621	—
Mark to market (gains) losses	6,031	—	—	—	—	6,301	—
Gain on asset sales	—	—	—	—	—	(66)	—
Gain on disposal of businesses	—	—	—	—	—	—	—
Impairment of goodwill	—	—	—	—	—	—	—
Asset write-downs, net of insurance proceeds	—	—	—	—	—	(992)	—
Other items	3	—	—	—	—	9	—
Adjustments from equity method investments	—	—	—	—	531	531	—
Income tax on items above and discrete tax items	—	—	—	3,493	(100)	3,393	—
NCI impact of items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$1,493	2,632	(17,473)	(12,031)	2,734	25,928	$—

	Three Months Ended September 30, 2025 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$13,825	$(8,720)	$5,105	$0.05
Loss (income) from discontinued operations, net of income taxes	10,236	—	10,236
Amortization of intangible assets	1,845	—	1,845
Mark to market (gains) losses	(1,000)	—	(1,000)
Gain on asset sales	—	—	—
Gain on disposal of businesses	(143)	—	(143)
Asset write-downs, net of insurance proceeds	(8,257)	—	(8,257)
Impairment of property, plant and equipment and lease assets	8,208	—	8,208
Other items	795	—	795
Adjustments from equity method investments	272	—	272
Income tax on items above and discrete tax items	(2,361)	—	(2,361)
NCI impact of items above	—	318	318
Adjusted (Non-GAAP)	$23,420	$(8,402)	$15,018	$0.16

Weighted average shares outstanding – diluted	95,979

	Three Months Ended September 30, 2024 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$21,515	$(7,113)	$14,402	$0.15
Loss (income) from discontinued operations, net of income taxes	(6,384)	—	(6,384)
Amortization of intangible assets	1,621	—	1,621
Mark to market (gains) losses	6,301	—	6,301
Gain on asset sales	(66)	—	(66)
Gain on disposal of businesses	—	—	—
Impairment of goodwill	—	—	—
Asset write-downs, net of insurance proceeds	(992)	—	(992)
Other items	9	—	9
Adjustments from equity method investments	531	—	531
Income tax on items above and discrete tax items	3,393	—	3,393
NCI impact of items above	—	(781)	(781)
Adjusted (Non-GAAP)	$25,928	$(7,894)	$18,034	$0.19

Weighted average shares outstanding – diluted	95,614

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Nine Months Ended September 30, 2025 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating items[10]	Operating Income
Reported (GAAP)	$6,806,746	(6,251,072)	555,674	8.2%	(366,341)	5,942	$195,275
Loss (income) from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		5,314	—	5,314
Mark to market (gains) losses	—	1,876	1,876		—	—	1,876
Gain on asset sales	—	—	—		—	(11,178)	(11,178)
Gain on disposal of businesses	—	—	—		—	(552)	(552)
Asset write-downs, net of insurance proceeds	—	(1,886)	(1,886)		—	—	(1,886)
Impairment of property, plant and equipment and lease assets	—	—	—		—	8,208	8,208
Other items	—	—	—		896	—	896
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact of items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$6,806,746	(6,251,082)	555,664	8.2%	(360,131)	2,420	$197,953

	Nine Months Ended September 30, 2024 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating items[11]	Operating Income
Reported (GAAP)	$6,307,879	(5,748,577)	559,302	8.9%	(351,383)	37,836	$245,755
Loss (income) from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		5,780	—	5,780
Mark to market (gains) losses	—	150	150		—	—	150
Gain on asset sales	—	—	—		—	(35)	(35)
Gain on disposal of businesses	—	—	—		—	(75,945)	(75,945)
Impairment of goodwill	—	—	—		—	36,684	36,684
Asset write-downs, net of insurance proceeds	—	(2,691)	(2,691)		—	—	(2,691)
Other items	—	62	62		—	—	62
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact of items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$6,307,879	(5,751,056)	556,823	8.8%	(345,603)	(1,460)	$209,760
10 Other operating items for the nine months ended September 30, 2025 is primarily comprised of a gain on disposal of businesses of $0.6 million and gain of asset sales of $14.0 million, offset partially by $8.6 million of impairment charges on property, plant and equipment and lease assets, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.
11 Other operating items for the nine months ended September 30, 2024 is primarily comprised of a gain on disposal of business of $75.9 million and gain on asset sales of $1.9 million, offset partially by a goodwill impairment charge of $36.7 million and asset write-downs and impairment charges on property, plant and equipment of $3.3 million, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.

	Nine Months Ended September 30, 2025 (U.S. Dollars in thousands)
	Other (expense) income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	(Loss) income from discontinued operations, net of income taxes
Reported (GAAP)	$(6,450)	9,473	(51,339)	(49,182)	23,352	121,129	(45,156)
Loss (income) from discontinued operations, net of income taxes	—	—	—	—	—	—	45,156
Amortization of intangible assets	—	—	—	—	—	5,314	—
Mark to market (gains) losses	20,193	—	—	—	—	22,069	—
Gain on asset sales	—	—	—	—	—	(11,178)	—
Gain on disposal of businesses	—	—	—	—	—	(552)	—
Asset write-downs, net of insurance proceeds	(9,988)	—	—	—	—	(11,874)	—
Impairment of property, plant and equipment and lease assets	—	—	—	—	—	8,208	—
Other items	3,182	—	—	—	—	4,078	—
Adjustments from equity method investments	—	—	—	—	(7,160)	(7,160)	—
Income tax on items above and discrete tax items	—	—	—	(5,128)	636	(4,492)	—
NCI impact of items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$6,937	9,473	(51,339)	(54,310)	16,828	125,542	$—

	Nine Months Ended September 30, 2024 (U.S. Dollars in thousands)
	Other (expense) income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	(Loss) income from discontinued operations, net of income taxes
Reported (GAAP)	$9,458	8,335	(54,209)	(75,385)	8,711	142,665	32,351
Loss (income) from discontinued operations, net of income taxes	—	—	—	—	—	—	(32,351)
Amortization of intangible assets	—	—	—	—	—	5,780	—
Mark to market (gains) losses	1,067	—	—	—	—	1,217	—
Gain on asset sales	—	—	—	—	—	(35)	—
Gain on disposal of businesses	—	—	—	—	—	(75,945)	—
Impairment of goodwill	—	—	—	—	—	36,684	—
Asset write-downs, net of insurance proceeds	—	—	—	—	—	(2,691)	—
Other items	(80)	—	—	—	—	(18)	—
Adjustments from equity method investments	—	—	—	—	1,782	1,782	—
Income tax on items above and discrete tax items	—	—	—	18,800	(300)	18,500	—
NCI impact of items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$10,445	8,335	(54,209)	(56,585)	10,193	127,939	$—

	Nine Months Ended September 30, 2025 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$75,973	$(21,990)	$53,983	$0.56
Loss (income) from discontinued operations, net of income taxes	45,156	—	45,156
Amortization of intangible assets	5,314	—	5,314
Mark to market (gains) losses	22,069	—	22,069
Gain on asset sales	(11,178)	—	(11,178)
Gain on disposal of businesses	(552)	—	(552)
Asset write-downs, net of insurance proceeds	(11,874)	—	(11,874)
Impairment of property, plant and equipment and lease assets	8,208	—	8,208
Other items	4,078	—	4,078
Adjustments from equity method investments	(7,160)	—	(7,160)
Income tax on items above and discrete tax items	(4,492)	—	(4,492)
NCI impact of items above	—	(2,302)	(2,302)
Adjusted (Non-GAAP)	$125,542	$(24,292)	$101,250	$1.06

Weighted average shares outstanding – diluted	95,835

	Nine Months Ended September 30, 2024 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$175,016	$(10,354)	$164,662	$1.73
Loss (income) from discontinued operations, net of income taxes	(32,351)	—	(32,351)
Amortization of intangible assets	5,780	—	5,780
Mark to market (gains) losses	1,217	—	1,217
Gain on asset sales	(35)	—	(35)
Gain on disposal of businesses	(75,945)	—	(75,945)
Impairment of goodwill	36,684	—	36,684
Asset write-downs, net of insurance proceeds	(2,691)	—	(2,691)
Other items	(18)	—	(18)
Adjustments from equity method investments	1,782	—	1,782
Income tax on items above and discrete tax items	18,500	—	18,500
NCI impact of items above	—	(11,968)	(11,968)
Adjusted (Non-GAAP)	$127,939	$(22,322)	$105,617	$1.11

Weighted average shares outstanding – diluted	95,395

Supplemental Reconciliation of Prior Year Segment Results to Current Year Segment Results – Unaudited

	Revenue for the Three Months Ended
	September 30, 2024	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	September 30, 2025

	(U.S. Dollars in thousands)
Fresh Fruit	$798,781	$226	$—	$91,349	$890,356
Diversified Fresh Produce - EMEA	899,639	56,753	(8,617)	50,027	997,802
Diversified Fresh Produce - Americas & ROW	390,057	(917)	—	30,851	419,991
Intersegment	(26,063)	—	—	(3,171)	(29,234)
Total	$2,062,414	$56,062	$(8,617)	$169,056	$2,278,915

	Adjusted EBITDA for the Three Months Ended
	September 30, 2024	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	September 30, 2025

	(U.S. Dollars in thousands)
Fresh Fruit	$42,904	$(267)	$177	$(15,661)	$27,153
Diversified Fresh Produce - EMEA	30,363	2,827	132	7,418	40,740
Diversified Fresh Produce - Americas & ROW	8,805	(119)	144	4,046	12,876
Total	$82,072	$2,441	$453	$(4,197)	$80,769

	Revenue for the Nine Months Ended
	September 30, 2024	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	September 30, 2025

	(U.S. Dollars in thousands)
Fresh Fruit	$2,474,461	$537	$—	$266,094	$2,741,092
Diversified Fresh Produce - EMEA	2,698,088	95,014	(28,663)	226,247	2,990,686
Diversified Fresh Produce - Americas & ROW	1,222,996	(3,330)	(79,307)	29,393	1,169,752
Intersegment	(87,666)	—	—	(7,118)	(94,784)
Total	$6,307,879	$92,221	$(107,970)	$514,616	$6,806,746

	Adjusted EBITDA for the Nine Months Ended
	September 30, 2024	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	September 30, 2025

	(U.S. Dollars in thousands)
Fresh Fruit	$182,958	$(362)	$387	$(19,743)	$163,240
Diversified Fresh Produce - EMEA	99,017	4,626	138	13,603	117,384
Diversified Fresh Produce - Americas & ROW	35,617	(351)	(1,974)	8,793	42,085
Total	$317,592	$3,913	$(1,449)	$2,653	$322,709

Net Debt and Net Leverage Reconciliation – Unaudited
Net Debt is the primary measure used by management to analyze the Company’s capital structure. Net Debt is a non-GAAP financial measure, calculated as cash and cash equivalents, less current and long-term debt. It also excludes debt discounts and debt issuance costs. Net Leverage is calculated as total Net Debt divided by Last Twelve Months ("LTM") Adjusted EBITDA as of the period end. The calculation of Net Debt and Net Leverage as of September 30, 2025 is presented below. Net Debt as of September 30, 2025 was $664.5 million and Net Leverage was 1.7x.

	September 30, 2025	December 31, 2024

	(U.S. Dollars in thousands)
Cash and cash equivalents (Reported GAAP)	$314,673	$330,017
Debt (Reported GAAP):
Long-term debt, net	(899,299)	(866,075)
Current maturities	(57,445)	(80,097)
Bank overdrafts	(14,706)	(11,443)
Total debt, net	(971,450)	(957,615)
Add: Debt discounts and debt issuance costs (Reported GAAP)	(7,692)	(9,531)
Total gross debt	(979,142)	(967,146)
Net Debt (Non-GAAP)	$(664,469)	$(637,129)
LTM Adjusted EBITDA (Non-GAAP)	397,320	392,203
Net Leverage (Non-GAAP)	1.7x	1.6x

Last Twelve Months ("LTM") Adjusted EBITDA
FY'24 Adjusted EBITDA	392,203	392,203
Less: Q3'24 YTD Adjusted EBITDA	(317,592)
Plus: Q3'25 YTD Adjusted EBITDA	322,709
LTM Adjusted EBITDA	$397,320	$392,203

Free Cash Flow from Continuing Operations Reconciliation – Unaudited

	Nine Months Ended
	September 30, 2025	September 30, 2024

	(U.S. Dollars in thousands)
Net cash provided by operating activities - continuing operations (Reported GAAP)	$26,941	$106,245
Less: Capital expenditures (Reported GAAP)[12]	(93,101)	(56,788)
Free cash flow from continuing operations (Non-GAAP)	$(66,160)	$49,457
12 Capital expenditures do not include amounts attributable to discontinued operations.

Non-GAAP Financial Measures
Dole plc’s results are determined in accordance with U.S. GAAP.
In addition to its results under U.S. GAAP, in this Press Release, we also present Dole plc’s Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, Free Cash Flow from Continuing Operations, Net Debt and Net Leverage, which are supplemental measures of financial performance that are not required by, or presented in accordance with, U.S. GAAP (collectively, the "non-GAAP financial measures"). We present these non-GAAP financial measures, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results, cash flows or any other measure prescribed by U.S. GAAP. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items or that any projections and estimates will be realized in their entirety or at all. In addition, adjustment items that are excluded from non-GAAP results can have a material impact on equivalent GAAP earnings, financial measures and cash flows.
Adjusted EBIT is calculated from GAAP net income by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (5) other items which are separately stated based on materiality, which during the three and nine months ended September 30, 2025 and September 30, 2024, included adding impairment charges on goodwill, adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property or sales-type leases, adding impairment charges on property, plant and equipment and lease assets, adding restructuring charges and costs for legal matters not in the ordinary course of business, and adding debt refinancing expenses; and (6) the Company’s share of these items from equity method investments.
Adjusted EBITDA is calculated from GAAP net income by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding depreciation charges; (5) adding amortization charges on intangible assets; (6) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which during the three and nine months ended September 30, 2025 and September 30, 2024, included adding impairment charges on goodwill, adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property or sales-type leases, adding impairment charges on property, plant and equipment and lease assets, adding restructuring charges and costs for legal matters not in the ordinary course of business, and adding debt refinancing expenses; and (8) the Company’s share of these items from equity method investments.
Last Twelve Months ("LTM") Adjusted EBITDA is calculated as Adjusted EBITDA, as defined above, for the last twelve months as of the period end, which for the nine months ended September 30, 2025, is calculated as subtracting the Adjusted EBITDA for the nine months ended September 30, 2024 from the Adjusted EBITDA for the year ended December 31, 2024 and then adding Adjusted EBITDA for the nine months ended September 30, 2025. LTM Adjusted EBITDA for the year ended December 31, 2024 is the same as Adjusted EBITDA for the year ended December 31, 2024.
Adjusted Net Income is calculated from GAAP net income attributable to Dole plc by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding amortization charges on intangible assets; (3) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (4) other items which are separately stated based on materiality, which during the three and nine months ended September 30, 2025 and September 30, 2024, included adding impairment charges on goodwill, adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property or sales-type leases, adding impairment charges on property, plant and equipment and lease assets, adding restructuring charges and costs for legal matters not in the ordinary course of business, and adding debt refinancing expenses; (5) the Company’s share of these items from equity method investments; (6) excluding the tax effect of these items and discrete tax adjustments; and (7) excluding the effect of these items attributable to non-controlling interests.
Adjusted Earnings per Share is calculated from Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.
Net Debt is a non-GAAP financial measure, calculated as GAAP cash and cash equivalents, less GAAP current and long-term debt. It also excludes GAAP unamortized debt discounts and debt issuance costs.
Net Leverage is a non-GAAP financial measure, calculated as Net Debt divided by LTM Adjusted EBITDA, both of which are defined above.
Free cash flow from continuing operations is calculated from GAAP net cash used in or provided by operating activities for continuing operations less GAAP capital expenditures.
Like-for-like basis refers to the U.S. GAAP measure or non-GAAP financial measure excluding the impact of foreign currency translation movements and acquisitions and divestitures. The impact of foreign currency translation represents an estimate of the effect of translating the results of operations denominated in a foreign currency to U.S. Dollar at prior year average rates, as compared to current year average rates.
Dole is not able to provide a reconciliation for projected FY'25 results without taking unreasonable efforts.